April 24, 2025

Santu Rohatgi
Chairman of the Board and President
Smart Rx Systems, Inc.
18540 N. Dale Mabry Highway,
Lutz, Florida 33548

       Re: Smart Rx Systems, Inc.
           Amendment No. 3 to Offering Statement on Form 1-A
           Filed April 3, 2025
           File No. 024-12426
Dear Santu Rohatgi:

     We have reviewed your amended offering statement and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 18, 2024 letter.

Amendment No. 3 to Offering Statement on Form 1-A filed April 3, 2025
General

1. Please revise your filing to include your financial statements for the fiscal year ended
       December 31, 2024. Make applicable changes to your disclosure throughout the offering statement, including in your Management's Discussion and Analysis of
       Financial Condition and Results of Operations and Description of Our Business
       sections. Refer to paragraph (b)(3)(A) of Part F/S of Form 1-A. Also update your disclosure regarding compensation of directors and executive officers. Refer to Item
       11 of Form 1-A.
 April 24, 2025
Page 2

       Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Thomas Voekler